Norske Skog

Skogn, 2002-07-05

United States Securities and Exchange Commission
Washington DC 20549

USA

02042685

SUPPL

02 JUL 17 AM 12: 54

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, July 5, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

M. Søfteland

for Oddrunn Ringstad

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Enclosure: Message sent to Oslo Stock Exchange July 5, 2002

7/17

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

NSG – STOCK EXCHANGE COMMENT REGARDING THE ARTICLE IN TDNfinans

In connection with Norske Skog's presentation of the result for 1st quarter, the outlook for the rest of the year was commented. It was indicated that Norske Skog Europe would obtain a better result in the 2nd quarter than in the 1st quarter. There has since been two considerable changes in the assumptions for our comments: The Norwegian krone has strengthened with 6-8% against Norske Skog's currency index and the price of recycled paper has increased strongly during the last two months.

Except for the above two assumption changes, we maintain our view of the result development for the company.

(TDNfinans article is attached)

Oxenøen, July 5, 2002

NORSKE SKOG
Corporate Communications

NSG: Weaker development in Europe than expected – Isacson

Oslo (TDN Finans): Norske Skog has had a margin pressure in Europe as a result of the strong Norwegian krone and the increase in recycled paper prices in the second quarter. Overall, the development for Europe has not gone as strongly as Norske Skog had expected at the beginning of the second quarter. Large investments in new capacity now lie four to five years a head in time.

Regional President for Europe Claes-Inge Isacson in Norske Skog Europe comments to TDN Finans.

- At the presentation of the result for the first quarter, Norske Skog expected a some what better result for Europe in the next quarter. Does this still apply despite the press on margins?
- We have not expressed any other opinion, but it is clear the development has not gone as strongly forward as we had believed, says Isacson.

The Norwegian mills in Norske Skog sell for 6-7 billion Norwegian krone a year, of which about 90% is exported. The strengthening of the Norwegian krone has resulted in a considerable pressure in the profitability of the Norwegian mills.

- A 9% weaker euro against Norwegian krone means NOK 600 mill lower income on the top line. This means that Europe must reduce costs by about 20% in order to achieve the same result as earlier, says Isacson.

In addition to the strong Norwegian krone, a 100% price increase in recycled paper the last three months has adversely affected in the second quarter the mills; Golbey in France and Parenco in Netherlands, where recycled paper accounts for 75% and 90% respectively, of production input.

Norske Skog has implemented an extra-ordinary profit improvement program in connection with the strong decline in the market in the last part of 2001, and Isacson is comfortable with the goal to achieve cost savings of NOK 700 mill. The cost reductions will compensate for much of the margin decline, but the reductions are to a large extent postponement of among other things, maintenance that must be taken at some later point in time.

- We have had a cost reduction race which has taken the cost level down a good deal. It is clearly possible to reduce costs in order to accommodate the stronger Norwegian krone and the difficult market situation, but we can not manage to cut 20%, he says.

Isacson is very concerned for a continued strengthening in Norwegian krone against other currencies. The strong Norwegian krone has already resulted in that investments have been undertaken abroad, instead of in Norway.

- A strong krone will lead to flagging-out investments from Norway to abroad. This is not a threat, but a reality. It has already happened, he says.

The weak market conditions have reduced the likelihood of investing in new capacity in Europe, in the short term. But Isacson at this time last year looked at making new investments in two to three years, he now thinks it can be four to five years before one sees such investments.

- The timing for new capacity now is not right (..). I still believe there will be a good development for newsprint in Europe, but in the largest market, North America, there is already a decline. For magazine paper, the growth has been five to six percent in Europe and we expect three to four percent in the future, says Europe's boss.

In the second quarter, it is especially in light weight coated magazine paper (LWC) the volumes have been difficult.

- We have not seen a dramatic change in newsprint. For SC the situation has been as previously. LWC is very weak, not as a result of that demand has reduced, but because new capacity from Burgo (Italian manufacturer) ruins the market, says Isacson.

Bowater and other manufacturers have announced a price increase of USD 50 pr tonn for all qualities of newsprint in USA from 1st August. Isacson believes it can be difficult to obtain such a large price increase.

- We see a better market in USA, but USD 50 is perhaps too much. This is lead from one of the parties entering into negotiations (..). We see also an improved price at the next negotiations, but one must remember that 2001 was an especially good year, he says.

Norske Skog has still a market share in Europe that is lower than when compared to the same period last year. According to the company, the market share in March was down 0.5-1.0 percent compared with last year. The gap is about to be closed further. The loss of market share came as a result of an over-lap of customers in connection with the acquisition of mills Walsum and Parenco, with the mills Norske Skog owned from before.

Isacson informs at the same time that the process to achieve synergies of EUR 80 mill from the acquisition of the two mills is well underway. It is especially the Parenco mill which has an SC magazine paper machine, where the cost savings are largest.

- The process is well underway and the plan is to achieve a "run rate" within three years with yearly cost savings of EUR 80 mill. Now there are 700 employees at the mill. It will not be correct for me to reveal how many positions can be reduced, but you can compare with Skogn that has three paper machines and fewer employees, says Isacson. TDN Finans SH